SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2011

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Cancellation of Options

Aviva plc Persons Discharging Managerial Responsibility
Aviva Savings Related Share Option Scheme 2007

The following persons discharging managerial responsibility (PDMR) of Aviva plc have cancelled their option over Aviva plc ordinary shares that had previously been granted under the Aviva Savings Related Share Option Scheme 2007.

Name	Date of cancellation	No of Options cancelled
Alain Dromer	12.09.11	5,158
Cathryn Riley	12.09.11	2,871
Amanda Mackenzie	12.09.11	4,920

The Options were cancelled in London on 12 September 2011.

This notification is made in accordance with DTR 3.1.2.

13 September 2011

For any queries, please contact:
Kirsty Cooper, Group Company Secretary	+44 (0)20 7662 6646
Liz Nicholls, Assistant Company Secretary	+44 (0)20 7662 8358

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 13 September, 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary